UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Dated as of December 3, 2002



                               NETIA HOLDINGS S.A.
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)



                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND
--------------------------------------------------------------------------------
                    (Address of principal executive office)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                       Form 20-F |X|      Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.]  Yes |_|   No |X|

                                EXPLANATORY NOTE


Attached are the following items:

1. Press Release, dated November 26, 2002.

2. Press Release, dated November 29, 2002.

3. Press Release, dated December 3, 2002.

4. Press Release, dated December 3, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

                                                                        NETIA

FOR IMMEDIATE RELEASE

                                         Contact:    Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     - or -
                                                     Alexandra Jones
                                                     Taylor Rafferty, London
                                                     +44-(0)20-7936-0400
                                                     - or -
                                                     Jeff Zelkowitz
                                                     Taylor Rafferty, New York
                                                     212-889-4350


          NETIA SIGNS SUBSCRIPTION AGREEMENT WITH ING BANK SLASKI S.A.
          ------------------------------------------------------------

WARSAW, Poland - November 26, 2002 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), today announced that Netia has entered into an agreement with ING Bank Slaski S.A. ("ING BSK") with regard to subscription of up to 317,682,740 of Netia's series H shares ("Shares") to be issued in connection with Netia's ongoing restructuring.

Under the agreement, the issue price for the Shares shall be paid by ING BSK by means of a contractual set-off of Netia's liabilities previously acquired by ING BSK from Netia's creditors. ING BSK shall not incur any expenses or extend any guarantees in connection with the agreement. ING BSK shall only place a subscription order for such number of Shares as will correspond to the value of the liabilities. Immediately after the Shares have been allocated, ING BSK shall transfer the rights to the Shares or the Shares to Netia's creditors.

The implementation of the agreement is contingent on obtaining the permits required by law.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the

Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report onForm 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 200, its Current Report on Form 6-K filed with the Commission on November 5, 2002 Current Report on Form 6-K filed with the Commission on November 6, 2002, Current Report on Form 6-K filed with the Commission on November 18, 2002 and Current Report on Form 6-K filed with the Commission on November 21, 2002. Netia undertakes no obligation to publicly update or revise any forward-looking statements.



                                      # # #

                                                                        NETIA
FOR IMMEDIATE RELEASE

                                          Contact:   Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     - or -
                                                     Alexandra Jones
                                                     Taylor Rafferty, London
                                                     +44-(0)20-7936-0400
                                                     - or -
                                                     Jeff Zelkowitz
                                                     Taylor Rafferty, New York
                                                     212-889-4350


                TERMINATION OF THE AGREEMENT WITH FITCH RATINGS
                -----------------------------------------------

WARSAW, Poland - November 29, 2002 - Netia Holdings S.A. ("NETIA") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), today announced that the agreement with Fitch Ratings was terminated at the request of Netia. Therefore, starting on 27 November 2002, Fitch Ratings will no longer issue ratings for the notes issued by Netia Holdings B.V., Netia's Dutch financial subsidiary.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the

Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 200, its Current Report on Form 6-K filed with the Commission on November 5, 2002 Current Report on Form 6-K filed with the Commission on November 6, 2002 and Current Report on Form 6-K filed with the Commission on November 18, 2002. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

                                                                        NETIA
FOR IMMEDIATE RELEASE

                                        Contact:    Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Alexandra Jones
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Jeff Zelkowitz
                                                    Taylor Rafferty, New York
                                                    212-889-4350


           POLISH SEC ADMITS NETIA'S RESTRUCTURING SHARES TO TRADING
           ---------------------------------------------------------

WARSAW, Poland - December 3, 2002 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), today announced that on November 29, 2002, the Polish Securities and Exchange Commission decided to admit to public trading 317,682,740 ordinary series H shares, 64,848,652 ordinary series J shares and 18,373,785 ordinary series K shares of Netia, to be issued connection with Netia's ongoing restructuring.

Furthermore, the Commission gave its consent for the introduction to public trading of 31,419,172 ordinary series I notes and 1,005,154 ordinary series II notes, which authorise their holders to subscribe for the series J shares on a pre-emptive basis, with priority to Netia shareholders (subscription warrants), and 18,373,785 ordinary series III notes, which authorise their holders to subscribe for the series K shares on a pre-emptive basis.

This approval represents the achievement of another milestone in the implementation of the Restructuring Agreement signed by Netia with its creditors on 5 March, 2002.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the

Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 200, its Current Report on Form 6-K filed with the Commission on November 5, 2002 Current Report on Form 6-K filed with the Commission on November 6, 2002, Current Report on Form 6-K filed with the Commission on November 18, 2002 and Current Report on Form 6-K filed with the Commission on November 21, 2002. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                                                        NETIA
FOR IMMEDIATE RELEASE

                                       Contact:    Anna Kuchnio (IR)
                                                   +48-22-330-2061
                                                   Jolanta Ciesielska (Media)
                                                   +48-22-330-2407
                                                   Netia
                                                   - or -
                                                   Alexandra Jones
                                                   Taylor Rafferty, London
                                                   +44-(0)20-7936-0400
                                                   - or -
                                                   Jeff Zelkowitz
                                                   Taylor Rafferty, New York
                                                   212-889-4350



        NETIA EXTENDS PORTFOLIO OF SERVICES BILLED ON A PER-SECOND BASIS
        ----------------------------------------------------------------

WARSAW, Poland - December 3, 2002 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), today announced that as of December 1, 2002 the Internet connections offered by Netia within the Internet flat rates are billed on a per-second basis. If a user's monthly limit has been exceeded, additional minutes of Internet access usage are billed per pulse according to the tariff used by the client.

In addition, as of December 1, 2002 the per-second billed Effective tariff is now available not only to ISDN Multi users, but also to ISDN Duo and analogue lines users separately. Moreover, the fee for service reinstatement was reduced from PLN 75 to PLN 40 net.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the

Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 200, its Current Report on Form 6-K filed with the Commission on November 5, 2002 Current Report on Form 6-K filed with the Commission on November 6, 2002, Current Report on Form 6-K filed with the Commission on November 18, 2002 and Current Report on Form 6-K filed with the Commission on November 21, 2002. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Date:  December 3, 2002



                                      NETIA HOLDINGS S.A.

                                      By: /S/ AVRAHAM HOCHMAN
                                          -------------------------------------
                                          Name: Avraham Hochman
                                          Title: Chief Financial Officer
                                                 Vice President, Finance



                                      By: /S/ EWA DON-SIEMION
                                          -------------------------------------
                                          Name: Ewa Don-Siemion
                                          Title: Vice President, Legal